Exhibit 1.01

Carlisle Companies Incorporated

Conflict Minerals Report

For the Year Ended December 31, 2015

This Conflict Minerals Report (the “Report”) of Carlisle Companies Inc. (“Carlisle,” “The Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2015.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”).

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  For purposes of this assessment, conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“Conflict Minerals” or “3TG”) and originated from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.  Please refer to the Rule for definitions of the terms used in this Report, unless otherwise defined herein.  Please also note that the report presented herein is not audited.

Company Overview

Carlisle is a diversified manufacturing company consisting of five segments which manufacture and distribute a broad range of products.  Carlisle’s five segments are Carlisle Construction Materials (“CCM”), Carlisle Interconnect Technologies (“CIT”), Carlisle Fluid Technologies (“CFT”), Carlisle Brake and Friction (“CBF”), and Carlisle FoodService Products (“CFSP”).  Please note that the Finishing Brands business was acquired by Carlisle on April 1, 2015 and comprises the CFT reporting segment.

Products Overview

CCM manufactures and sells rubber, thermoplastic polyolefin, and polyvinyl chloride membrane roofing systems. CCM also manufactures and distributes energy-efficient rigid foam insulation panels for substantially all roofing applications. Through its coatings and waterproofing operation, CCM manufactures and sells liquid and spray-applied waterproofing membranes, vapor and air barriers, and HVAC duct sealants and hardware for the commercial and residential construction markets.  Raw materials for this segment include EPDM polymer, TPO polymer, carbon black, processing oils, solvents, asphalt, methylene diphenyldiisocyanate, polyol, polyester fabric, black facer paper, oriented strand board, clay, and various packaging materials.

CIT designs and manufactures high-performance wire, cable, connectors, contacts, and cable assemblies for the transfer of power and data primarily for the aerospace, medical, defense electronics, test and measurement equipment, and select industrial markets. Raw materials for this segment include gold, copper conductors that are plated with tin, nickel, or silver, polyimide tapes, polytetrafluoroethylene (“PTFE”) tapes, PTFE fine powder resin, thermoplastic resins, stainless steel, beryllium copper rod, machined metals, plastic parts, and various marking and identification materials. Key raw materials are typically sourced worldwide.

CFT designs, manufactures, and sells highly-engineered liquid finishing equipment and system components primarily in the automotive, automotive refinishing, aerospace, agriculture, construction, marine, and rail industries.  Key raw materials used by CFT include carbon and various grades of stainless steel, brass, aluminum, copper, machined metals, carbide, machined plastic parts, and PTFE.  Raw materials are typically sourced worldwide.

CBF manufactures off-highway braking systems and friction products for off-highway, on-highway, aircraft, and other industrial applications. CBF also includes the performance racing group which markets and sells high-performance motorsport braking products. The brake manufacturing operations require the use of various metal products such as castings, pistons, springs, and bearings. Raw materials used by CBF include fiberglass, phenolic resin, metallic chips, copper and iron powders, steel, custom-fabricated cellulose sheet, and various other organic materials. Raw materials are sourced worldwide.

CFSP manufactures and distributes various commercial and institutional foodservice products and industrial brooms, brushes, and mops.  Raw materials used by the FoodService Products segment include polymer resins, stainless steel, and aluminum. Key raw materials are sourced from suppliers within the United States.

Based on a review of the raw materials used by the segments and discussions with key operations personnel across all segments, the Company determined that all four Conflict Minerals are present and that the CIT segment has the highest utilization of 3TG.  It has been determined that CBF and CFSP have significantly less utilization of 3TG than CIT, and that CCM does not use materials in the manufacturing process that contain conflict minerals.    For the year ended December 31, 2015, the Company’s reasonable country of origin (“RCOI”) and due diligence inquiries focused primarily on CIT and CBF.  Products manufactured or contracted to manufacture by the Finishing Brands business, which the Company acquired on April 1, 2015 and reported within the CFT segment, during the calendar year 2015 were considered out of scope in accordance with Instruction 3 to Form SD.

Conflict Minerals Policy

The Company has adopted a conflict minerals policy which is publicly available on our website at www.carlisle.com under “Corporate Responsibility”.

Reasonable Country of Origin Inquiries

The Company sources products from many third parties, typically directly from suppliers which in turn source directly from the smelter or through their own supply chain of vendors.  A detailed scoping exercise led by key operating and purchasing personnel included reviewing all purchases over a twelve month period to identify any 3TG and corresponding suppliers.  The suppliers were sorted according to their likelihood of supplying components or materials containing Conflict Minerals.  Those that were known to or could potentially supply components or materials containing Conflict Minerals with whom annual spend exceeded a specified threshold were considered to be in scope for supplier inquiries.

Based on the responses received thus far from direct suppliers, there is reason to believe that some of the necessary Conflict Minerals used in our products may have originated from the Covered Countries, but no instances were identified in which this sourcing directly or indirectly financed or benefitted armed groups from the Covered Countries.  However, since all supplier responses have not been received and all additional inquiries have not been completed, we are unable to determine the country of origin of some conflict minerals or whether they originated from recycled or scrap sources.  As such, we did not conclude that any of our products were conflict free.

Due Diligence Performed

Carlisle undertook systematic due diligence to determine the status of the Conflict Minerals used in its businesses.  Due diligence efforts have been designed to conform, in all material respects, with the framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten, an internationally recognized due diligence framework.  The OECD Due Diligence Guidance includes the following five-step program:

Step 1: Establish strong company management systems

Step 2: Identify and assess risks in the supply chain

Step 3: Design and implement a strategy to respond to identified risks

Step 4: Support independent third party audits of supply chain

Step 5: Report annually on supply chain due diligence

Establish Strong Company Management Systems

As noted above, the Company has adopted a conflict minerals policy related to our sourcing of 3TG.  The policy has been provided to our suppliers and is publicly available on our company website.

A management system has been established to support supply chain due diligence related to 3TG.  The Conflict Minerals team responsible for overseeing Carlisle’s compliance with the Rule was comprised of our Assistant General Counsel, Vice President of Procurement, and CIT Director of Supplier Development along with designated representatives within the supply chain organizations at each segment.  Additionally, a  professional services firm was engaged to augment the internal management group responsible for the design and implementation of our planned due diligence.

Identify and Assess Risks in the Supply Chain

The Company sent to every supplier determined to be in scope the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), an initiative of the Electronic Industry Citizenship Coalition® and the Global e-Sustainability Initiative.  The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.  The CMRT includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about the supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.  The Company utilized a third party software platform to facilitate the distribution, validation, and compilation of survey responses and results.  Carlisle continued to receive supply chain responses through April 30, 2016.

The responses to the CMRTs have been reviewed and data has been compiled.  The responses were reviewed against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.  We worked directly with these suppliers to obtain updated and more detailed responses.  Carlisle operational personnel have conducted additional inquiries with suppliers to better understand survey responses and identify smelters and refineries, in addition to mines and countries of origin.  The responses were also evaluated for identification of smelters and refiners, compiled into a listing of all identified smelters and refiners which was then compared to the CFSI Compliant Smelter and Refiner listing.  We rely on the certification information provided by the CFSI’s website to assist in identifying compliant smelters and refiners.

We continue to send CMRTs to in scope suppliers and we continue to work through responses.  We are following up with suppliers who have not provided responses to our inquiries.

Design and Implement a Strategy to Respond to Identified Risks

As noted above, Carlisle has adopted a conflict minerals policy.  A  Conflict Minerals team has been established whose purpose is to respond to identified risks.  Additionally, a risk mitigation response plan has been implemented to monitor and track suppliers, smelters, and refiners identified through CMRT responses.  During 2015, no instances were identified where it was necessary to implement risk mitigation efforts, temporarily suspend business, or disengage with a supplier.

Support Independent Third Party Audits of Supply Chain

The Company does not typically have a direct relationship with 3TG smelters and refiners, therefore we rely on the CFSI’s Conflict-Free Smelter Program to manage and report results of the independent third-party audits of smelters and the related certification.

Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes the Company’s annual report on our 3TG due diligence, is available on our website at www.carlisle.com, and is an Exhibit to this Form SD.  The content of any website referred to in the Form SD or this Exhibit is included for general information only and is not incorporated by reference into the Form SD or this Exhibit filed with the SEC.

Results of Due Diligence

For the year ended December 31, 2015, 545 CMRTs were sent to suppliers, and approximately 48% of those suppliers provided usable and valid initial responses about the smelters from which materials are sourced.  We utilized the initial responses to compile a listing of all identified smelters and refiners which was then compared to the CFSI Compliant Smelter and Refiner listing.  We continue to analyze existing responses and make secondary inquiries of suppliers.

The Company has determined that seeking information about 3TG smelters and refiners in our supply chain by using the CMRT represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.  From 262 supplier CMRT responses received, 330 recognized smelters were identified.  Of these recognized smelters, 227 were identified to be CFSI compliant and conflict free,  50 smelters are listed as active and have signed up for the Conflict Free Smelter Program, and the status of the remaining 53 identified smelters is unknown.    The quality of responses that we receive from surveyed suppliers continues to vary and some supplier responses require further questions and validation to determine whether any Conflict Minerals are supplied and if so, if any are sourced from the Covered Countries.  The results from these responses are not reflected in the results listed above.

Many of the supplier responses received provided data at a company level rather than at a product level.  As such, we are unable to determine whether any of the conflict minerals reported by these suppliers were contained in the materials provided by these suppliers.  We continue to work with our suppliers to receive smelter information at a product level.

Due Diligence Procedures to be Performed

Carlisle will continue to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals benefit armed groups.  We will continue to work to increase the response rate of suppliers and will continue to evaluate responses to the surveys with the expectation that the third-party developed software will continue to help increase efficiency and also help identify any necessary follow-up procedures.  Additionally, the due diligence plan executed to date will be implemented at CFT.  This includes executives and supply chain management teams completing a supplier scoping exercise, sending CMRTs to any supplier selling goods to Carlisle that may contain 3TG minerals, detailed analysis of all survey responses, and additional inquiries as necessary.